UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 17, 2011

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes   ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82—

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated August 15, 2011 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the second quarter of 2011. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three month period ended June 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: August 17, 2011	By:	/s/ Ian J. Webber
Ian J. Webber Chief Executive Officer

2

Exhibit I

Investor and Media Contacts:

The IGB Group

Michael Cimini

212-477-8261

Global Ship Lease Reports Results for the Second Quarter of 2011

LONDON, ENGLAND – August 15, 2011 – Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, announced today its unaudited results for the three and six months ended June 30, 2011.

Second Quarter and Year To Date Highlights

- Reported revenue of $38.8 million for the second quarter 2011, down slightly from $39.6 million for the second quarter 2010 due mainly to 27 days offhire in second quarter 2011 for planned drydockings. Revenue for the six months ended June 30, 2011 was $77.9 million compared to $78.8 million for the six months ended June 30, 2010 due to planned drydockings in 2011

- Reported net loss of $11.7 million for the second quarter 2011, after $13.6 million non-cash impairment charge relating to the fair value of purchase options and $3.8 million non-cash interest rate derivative mark-to-market loss. For the second quarter 2010 the reported net loss was $5.0 million, after $12.5 million non-cash mark-to-market loss. Excluding the impairment charge and mark-to-market items, normalized net income(1) was $5.8 million for the second quarter 2011 compared to normalized net income of $7.5 million for the second quarter 2010

- For the six months ended June 30, 2011 the reported net loss was $0.9 million, after the impairment charge and $1.2 million mark-to-market gain. The reported net loss of $1.7 million for the six months ended June 30, 2010 was after a mark-to-market loss of $17.3 million. Normalized net income for the six months ended June 30, 2011 was $11.6 million compared to $15.7 million for the six months ended June 30, 2010

- Generated $25.7 million EBITDA(1) for the second quarter 2011, down on $27.4 million for the second quarter 2010 due mainly to reduced revenue and increased costs as a result of planned drydockings. EBITDA for the six months ended June 30, 2011 was $52.0 million, compared to $55.7 million for the six months ended June 30, 2010 due mainly to planned drydockings in first quarter 2011 and increased crew costs

- Repaid $10.0 million in debt during the second quarter of 2011; Repaid $23.9 million year-to-date and $90.1 million since August of 2009

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “With an EBITDA of $25.7 million for the second quarter, our 17 long-term fixed rate time charters continue to generate consistent, stable and predictable cash flows. During the quarter, utilization levels once again remained high. Although we are currently seeing a slowdown in the recovery of containerized shipping, our business model insulates us from the direct impact of volatile freight markets. The average remaining term of our charters is more than 8.8 years on a weighted basis with no renewals until the end of 2012; our fleet represents a total contracted revenue stream of $1.3 billion. We continue to believe that the Company’s business model supports the delivery of dividends to shareholders over the long-term and the Board will continue to evaluate the dividend policy on a quarterly basis.”

Mr. Webber continued, “We do not have any purchase obligations and have continued to use our cash flow to pay down debt. Since August 2009, we have paid down $90.1 million including $23.9 million year-to- date. We remain committed to maintaining a strong balance sheet for the benefit of our shareholders.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Revenue	38,774	39,611	77,878	78,762
Operating Income	2,102	17,438	18,378	35,843
Net (Loss)	(11,693)	(4,954)	(854)	(1,672)
EBITDA (1)	25,736	27,422	51,961	55,698
Normalised Net Income (1)	5,754	7,500	11,631	15,661

(1)	EBITDA and Normalized net income are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The 17 vessel fleet generated revenue from fixed rate long-term time charters of $38.8 million in the three months ended June 30, 2011, down $0.8 million on revenue of $39.6 million for the comparative period in 2010. The decrease in revenue is due mainly to 27 days offhire for planned dry-docking of three vessels. During the three months ended June 30, 2011, there were 1,547 ownership days, the same as the comparable period in 2010. The 27 days offhire for dry-dockings and five unplanned offhire days in the three months ended June 30, 2011, gives a utilization of 97.9%. In the comparable period of 2010, there was no off-hire, representing utilization of 100.0%.

For the six months ended June 30, 2011, revenue was $77.9 million, down $0.9 million on revenue of $78.8 million in the comparative period, mainly due to the effect of the drydockings noted above.

The table below shows fleet utilization for the three and six months ended June 30, 2011 and 2010 and for the year ended December 31, 2010.

	Three months ended			Six months ended			Year ended
Days	June 30, 2011	June 30, 2010	Change	June 30, 2011	June 30, 2010	Change	Dec 31, 2010
Ownership days	1,547	1,547	0%	3,077	3,077	0%	6,205

Planned offhire – scheduled drydock	(27)	0		(30)	0		0
Unplanned offhire	(5)	0		(5)	(2)		(3)

Operating days	1,515	1,547	(2)%	3,042	3,092	(1)%	6,202

Utilization	97.9%	100.0%		98.9%	99.9%		99.9%

The drydocking of two vessels had been completed by June 30, 2011 with a further five vessels due to be drydocked in the second half of 2011 and six in 2012. This will lead to increased planned offhire compared to 2010 when no vessels were drydocked.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $11.3 million for the three months ended June 30, 2011. The average cost per ownership day was $7,275, up $261 or 3.7% on $7,014 for the rolling four quarters ended March 31, 2011. The increase is due to increased crew costs, from the third quarter 2010, as a result of inflation and adverse exchange rate movements as a portion of crew costs are denominated in euros, together with costs expensed in the three months ended June 30, 2011 relating to the drydockings such as for bunker fuel consumed in steaming to and from the drydock facilities. The second quarter 2011 average daily cost was up 11% from the average daily cost of $6,565 for the comparative period in 2010 due to increased crew costs and costs incurred in connection with drydocking.

For the six months ended June 30, 2011 vessel operating expenses were $22.3 million or an average of $7,247 per day compared to $19.7 million in the comparative period or $6,418 per day.

Depreciation

Depreciation of $10.0 million for the three months ended June 30, 2011 was the same as in the comparative period in 2010 as there were no changes to the fleet.

Depreciation for the six months ended June 30, 2011 was $19.9 million, the same as in the comparative period.

General and Administrative Costs

General and administrative costs incurred were $1.9 million in the three months ended June 30, 2011, compared to $2.1 million for the comparable period in 2010.

For the six months ended June 30, 2011, general and administrative costs were $3.8 million compared to $3.9 million for the comparable period in 2010.

Impairment charge

On November 8, 2010, the Company signed agreements with the sellers of two 4,250 TEU new buildings to (i) terminate the Company’s obligations under contracts entered into in September 2008 to purchase the vessels on their delivery to the sellers by the builder, which was anticipated to be at the end of 2010 and (ii) grant the Company options to purchase the vessels on the first anniversary of their delivery by the builder to the sellers. Intangible assets totaling $13.6 million relating to these purchase options were recognized at the fair value of the purchase options on the date of the agreement.

The purchase options are to be declared by September 16, 2011 for one vessel and October 4, 2011 for the other, with the purchases to be completed approximately 90 days later. The purchase of these vessels was always predicated on achieving a strong return for shareholders by acquiring the vessels, which had time charters attached, at an attractive price and securing financing on favorable terms. Whilst the Company continues to discuss the financing of these vessels with various providers of capital, obtaining committed finance on terms that will deliver the required returns will be challenging. Accordingly, the Company has decided to write off the intangible assets relating to these purchase options. The underlying agreements providing the purchase options are not affected.

Other operating income

Other operating income in the three months ended June 30, 2011 was $0.1 million, the same as the comparative period.

For the six months ended June 30, 2011, other operating income was $0.2 million compared to $0.6 million in the comparative period which included $0.5 million tax refund relating to Marathon Acquisition Corp. prior to August 14, 2008.

EBITDA

As a result of the above, EBITDA was $25.7 million for the three months ended June 30, 2011 down from $27.4 million for the three months ended June 30, 2010.

EBITDA for the six months to June 30, 2011 was $52.0 million compared to $55.7 million in the comparative period.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, for the three months ended June 30, 2011 was $5.1 million. The Company’s borrowings under its credit facility averaged $519.0 million during the three months ended June 30, 2011. There were $48.0 million preferred shares throughout the period giving total average borrowings through the three months ended June 30, 2011 of $567.0 million. Interest expense in the comparative period in 2010 was $6.0 million on average borrowings, including the preferred shares, of $632.1 million.

For the six months ended June 30, 2011, interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, was $10.7 million. The Company’s borrowings under its credit facility averaged $525.8 million during first half 2011. There were $48.0 million preferred shares throughout the period. Interest expense in first half 2010 was $11.9 million based on average borrowings, including the preferred shares, of $633.2 million in the period.

Interest income for the three and six months ended June 30, 2011 and 2010 was not material.

Change in Fair Value of Financial Instruments

The Company hedges its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows. As these hedges do not qualify for hedge accounting under US GAAP, the outstanding hedges are marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The Company’s derivative hedging instruments gave an $8.7 million loss in the three months ended June 30, 2011, reflecting current LIBOR rates and movements in the forward curve for interest rates. Of this amount, $4.9 million was a realized loss for settlements of swaps in the period and $3.8 million was an unrealized loss for revaluation of the balance sheet position. This compares to a $16.4 million loss in the three months ended June 30, 2010 of which $3.9 million was a realized loss and $12.5 million was an unrealized loss.

For the six months ended June 30, 2011 the total loss from derivative hedging instruments was $8.5 million of which $9.7 million was realized and $1.2 million was an unrealized gain compared to a total loss in the six months ended June 30, 2010 of $25.7 million of which $8.3 million was a realized loss and $17.3 million was an unrealized loss.

At June 30, 2011, the total mark-to-market unrealized loss recognized as a liability on the balance sheet was $43.3 million.

Unrealized mark-to-market adjustments have no impact on operating performance or cash generation in the period reported.

Taxation

Taxation for the three and six months ended June 30, 2011 and 2010 was not material.

Net Income/Loss

Net loss for the three months ended June 30, 2011 was $11.7 million after $13.6 million non-cash impairment charge relating to the fair value of purchase options and $3.8 million non-cash interest rate derivative mark-to-market loss. For the three months ended June 30, 2010 net loss was $5.0 million, after $12.5 million non-cash interest rate derivative mark-to-market loss. Normalized net income, excluding the effect of the non-cash impairment charge and non-cash interest rate derivative mark-to-market and losses, was $5.8 million for the three months ended June 30, 2011 and $7.5 million for the three months ended June 30, 2010.

Net loss was $0.9 million for the six months ended June 30, 2011 after the non-cash impairment charge and $1.2 million non-cash interest rate derivative mark-to-market gain. For the six months ended June 30, 2010 net loss was $1.7 million including $17.3 million non-cash interest rate derivative mark-to-market loss. Normalized net income was $11.6 million for the six months ended June 30, 2011 and $15.7 million for the six months ended June 30, 2010.

Credit Facility

The leverage ratio under the loan-to-value test as at April 30, 2011 was less than 75% and greater than 65%. Accordingly, the interest margin applied on amounts borrowed under the credit facility decreased by 50 basis points to 3.00% with effect from May 1, 2011. Further, the full cash sweep to prepay borrowings no longer applies and prepayments are fixed at $10 million per quarter.

Finally, Global Ship Lease may resume the payment of dividends to common shareholders.

The next loan-to-value test including updated market values of the Company’s vessels will be as at November 30, 2011.

In the three months ended June 30, 2011 a total of $10.0 million of debt was prepaid leaving a balance outstanding of $509.0 million.

Dividend

Global Ship Lease is not currently paying a dividend on common shares.

In order to achieve the objective of distributing sustainable dividends to shareholders over the long-term and grow the Company accretively, the Board of Directors reviews the Company’s dividend policy on a quarterly basis, taking into consideration capital structure, growth opportunities, industry fundamentals, asset value trends and future financial performance including cash flow, among others factors.

Fleet

The following table provides information about the on-the-water fleet of 17 vessels chartered to CMA CGM.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Remaining Charter Term (years)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	1.50	$28,500
Ville d’Aquarius	4,113	1996	December 2007	1.50	$28,500
CMA CGM Matisse	2,262	1999	December 2007	5.50	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	5.50	$18,465
Delmas Keta	2,207	2003	December 2007	6.50	$18,465
Julie Delmas	2,207	2002	December 2007	6.50	$18,465
Kumasi	2,207	2002	December 2007	6.50	$18,465
Marie Delmas	2,207	2002	December 2007	6.50	$18,465
CMA CGM La Tour	2,272	2001	December 2007	5.50	$18,465
CMA CGM Manet	2,272	2001	December 2007	5.50	$18,465
CMA CGM Alcazar	5,089	2007	January 2008	9.50	$33,750
CMA CGM Château d’If	5,089	2007	January 2008	9.50	$33,750
CMA CGM Thalassa	11,040	2008	December 2008	14.50	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	11.50	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	11.50	$25,350
CMA CGM America	4,045	2006	December 2008	11.50	$25,350
CMA CGM Berlioz	6,621	2001	August 2009	10.25	$34,000

(1)	Twenty-foot Equivalent Units.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended June 30, 2011 today, Monday, August 15, 2011 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (866) 966-9439 or (631) 510-7498; Passcode: 87071587

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Monday, August 29, 2011 at (866) 247-4222 or (631) 510-7499. Enter the code 87071587 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

Global Ship Lease, Inc has filed its Annual Report for 2010 with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease owns 17 vessels with a total capacity of 66,349 TEU with an average age, weighted by TEU capacity, at June 30, 2011 of 7.3 years. All of the current vessels are fixed on long-term charters to CMA CGM with an average remaining term of 7.6 years, or 8.8 years on a weighted basis.

Reconciliation of Non-U.S. GAAP Financial Measures

A. EBITDA

EBITDA represents Net income (loss) before interest income and expense including amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, depreciation, amortization and impairment charges. EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

EBITDA – UNAUDITED

(thousands of U.S. dollars)

		Three	Three	Six	Six
		months	months	months	Months
		ended	ended	ended	ended
		Jun 30,	Jun 30,	Jun 30,	Jun 30,
		2011	2010	2011	2010
Net (loss)		(11,693)	(4,954)	(854)	(1,672)

Adjust:	Depreciation	9,989	9,984	19,938	19,855
	Impairment charge	13,645	—	13,645	—
	Interest income	(10)	(60)	(23)	(95)
	Interest expense	5,058	6,048	10,668	11,904
	Realized and unrealized loss (gain) on interest rate derivatives	8,671	16,389	8,492	25,663
	Income tax	76	15	95	43

EBITDA		25,736	27,422	51,961	55,698

B. Normalized net income

Normalized net income represents Net income (loss) adjusted for the unrealized gain (loss) on derivatives, the accelerated write off of a portion of deferred financing costs and impairment charges. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME – UNAUDITED

(thousands of U.S. dollars)

		Three	Three	Six	Six
		months	months	months	months
		ended	ended	ended	ended
		Jun 30,	Jun 30,	Jun 30,	Jun 30,
		2011	2010	2011	2010
Net loss		(11,693)	(4,954)	(854)	(1,672)
Adjust:	Change in value of derivatives	3,802	12,454	(1,160)	17,333
	Impairment charge	13,645	—	13,645	—

Normalized net income		5,754	7,500	11,631	15,661

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM, our sole charterer and only source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facility;

•

Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended June 30,				Six months ended June 30,
	2011		2010		2011		2010
Operating Revenues
Time charter revenue		$38,774		$39,611		$77,878		$78,762

Operating Expenses
Vessel operating expenses		11,254		10,156		22,297		19,748
Depreciation		9,989		9,984		19,938		19,855
General and administrative		1,876		2,084		3,818		3,919
Impairment charge		13,645		—		13,645		—
Other operating income		(92)		(51)		(198)		(603)

Total operating expenses		36,672		22,173		59,500		42,919

Operating Income		2,102		17,438		18,378		35,843

Non Operating Income (Expense)
Interest income		10		60		23		95
Interest expense		(5,058)		(6,048)		(10,668)		(11,904)
Realized loss on interest rate derivatives		(4,869)		(3,935)		(9,652)		(8,330)
Unrealized (loss) gain on interest rate derivatives		(3,802)		(12,454)		1,160		(17,333)

Loss before Income Taxes		(11,617)		(4,939)		(759)		(1,629)

Income taxes		(76)		(15)		(95)		(43)

Net Loss		$(11,693)		$(4,954)		$(854)		$(1,672)

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic		47,188,978		46,830,467		47,187,685		46,830,467
Diluted		47,188,978		46,830,467		47,187,685		46,830,467

Net loss in $ per Class A common share
Basic		$(0.25)		$(0.11)		$(0.02)		$(0.04)
Diluted		$(0.25)		$(0.11)		$(0.02)		$(0.04)

Weighted average number of Class B common shares outstanding
Basic and diluted		7,405,956		7,405,956		7,405,956		7,405,956

Net income in $ per Class B common share
Basic and diluted	$	nil	$	nil	$	nil	$	nil

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	June 30, 2011	December 31, 2010
Assets

Cash and cash equivalents	$32,311	$28,360
Restricted cash	3,027	3,027
Accounts receivable	7,555	7,341
Prepaid expenses	695	712
Other receivables	130	264
Deferred tax	328	265
Deferred financing costs	999	1,009

Total current assets	45,045	40,978

Vessels in operation	905,974	922,498
Other fixed assets	38	10
Intangible assets – vessel purchase options	—	13,645
Intangible assets – other	97	26
Deferred financing costs	3,344	3,865

Total non-current assets	909,453	940,044

Total Assets	$954,498	$981,022

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	$40,000	$44,500
Intangible liability – charter agreements	2,119	2,119
Accounts payable	3,059	1,391
Accrued expenses	3,961	5,575
Derivative instruments	18,274	17,798

Total current liabilities	67,413	71,383

Long term debt	468,953	488,269
Preferred shares	48,000	48,000
Intangible liability – charter agreements	21,110	22,169
Derivative instruments	25,001	26,637

Total long-term liabilities	563,064	585,075

Total Liabilities	$630,477	$656,458

Commitments and contingencies	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,188,978 shares issued and outstanding (2010 – 47,130,467)	$472	$471
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2010 – 7,405,956)	74	74
Additional paid in capital	351,605	351,295
Accumulated deficit	(28,130)	(27,276)

Total Stockholders’ Equity	324,021	324,564

Total Liabilities and Stockholders’ Equity	$954,498	$981,022

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Cash Flows from Operating Activities
Net loss	$(11,693)	$(4,954)	$(854)	$(1,672)

Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities
Depreciation	9,989	9,984	19,938	19,855
Impairment charge	13,645	—	13,645	—
Amortization of deferred financing costs	262	225	531	451
Change in fair value of certain derivative instruments	3,802	12,454	(1,160)	17,333
Amortization of intangible liability	(530)	(529)	(1,059)	(1,059)
Settlements of hedges which do not qualify for hedge accounting	4,869	3,935	9,652	8,330
Share based compensation	175	315	311	626
(Increase) decrease in accounts receivable and other assets	(25)	655	(340)	460
Increase in accounts payable and other liabilities	(1,302)	3,643	(1,840)	870
Unrealized foreign exchange loss (gain)	2	(41)	11	(2)

Net Cash Provided by Operating Activities	19,194	25,687	38,835	45,192

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	(4,869)	(3,935)	(9,652)	(8,330)
Cash paid to acquire intangible assets	(66)	—	(92)	—
Cash paid for purchases of vessels, vessel prepayments and vessel deposits	—	(820)	—	(1,128)
Costs relating to drydockings	(487)	—	(1,324)	(164)

Net Cash Used in Investing Activities	(5,422)	(4,755)	(11,068)	(9,622)

Cash Flows from Financing Activities
Repayment of debt	(10,000)	(30,959)	(23,816)	(35,051)

Net Cash Used in Financing Activities	(10,000)	(30,959)	(23,816)	(35,051)

Net Increase (Decrease) in Cash and Cash Equivalents	3,772	(10,027)	3,951	519
Cash and Cash Equivalents at start of Period	28,539	41,356	28,360	30,810

Cash and Cash Equivalents at end of Period	$32,311	$31,329	$32,311	$31,329

Supplemental information

Non cash investing and financing activities

Total interest paid	$6,492	$4,776	$11,866	$10,568

Income tax paid	$61	$14	$87	$14

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		June 30, 2011	December 31, 2010
	Note
Assets
Cash and cash equivalents		$32,311	$28,360
Restricted cash	9	3,027	3,027
Accounts receivable		7,555	7,341
Prepaid expenses		695	712
Other receivables		130	264
Deferred tax		328	265
Deferred financing costs		999	1,009

Total current assets		45,045	40,978

Vessels in operation	4	905,974	922,498
Other fixed assets		38	10
Intangible assets – vessel purchase options	5	—	13,645
Intangible assets – other	5	97	26
Deferred financing costs		3,344	3,865

Total non-current assets		909,453	940,044

Total Assets		$954,498	$981,022

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long term debt	6	$40,000	$44,500
Intangible liability – charter agreements		2,119	2,119
Accounts payable		3,059	1,391
Accrued expenses		3,961	5,575
Derivative instruments	10	18,274	17,798

Total current liabilities		67,413	71,383

Long term debt	6	468,953	488,269
Preferred shares	9	48,000	48,000
Intangible liability – charter agreements		21,110	22,169
Derivative instruments	10	25,001	26,637

Total long-term liabilities		563,064	585,075

Total Liabilities		$630,477	$656,458

Commitments and contingencies	8	—	—

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets (continued)

(Expressed in thousands of U.S. dollars except share data)

		June 30, 2011	December 31, 2010
	Note
Stockholders’ Equity
Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,188,978 shares issued and outstanding (2010 – 47,130,467)	9	$472	$471
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2010 – 7,405,956)	9	74	74
Additional paid in capital		351,605	351,295
Accumulated deficit		(28,130)	(27,276)

Total Stockholders’ Equity		324,021	324,564

Total Liabilities and Stockholders’ Equity		$954,498	$981,022

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended June 30,				Six months ended June 30,
		2011		2010		2011		2010
	Note
Operating Revenues
Time charter revenue			$38,774		$39,611		$77,878		$78,762

Operating Expenses
Vessel operating expenses			11,254		10,156		22,297		19,748
Depreciation	4		9,989		9,984		19,938		19,855
General and administrative			1,876		2,084		3,818		3,919
Impairment charge	5		13,645		—		13,645		—
Other operating income			(92)		(51)		(198)		(603)

Total operating expenses			36,672		22,173		59,500		42,919

Operating Income			2,102		17,438		18,378		35,843

Non Operating Income (Expense)
Interest income			10		60		23		95
Interest expense			(5,058)		(6,048)		(10,668)		(11,904)
Realized loss on interest rate derivatives	10		(4,869)		(3,935)		(9,652)		(8,330)
Unrealized (loss) gain on interest rate derivatives	10		(3,802)		(12,454)		1,160		(17,333)

Loss before Income Taxes			(11,617)		(4,939)		(759)		(1,629)
Income taxes			(76)		(15)		(95)		(43)

Net Loss			$(11,693)		$(4,954)		$(854)		$(1,672)

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic Diluted	12 12		47,188,978 47,188,978		46,830,467 46,830,467		47,187,685 47,187,685		46,830,467 46,830,467
Net loss in $ per Class A common share
Basic	12		$(0.25)		$(0.11)		$(0.02)		$(0.04)
Diluted	12		$(0.25)		$(0.11)		$(0.02)		$(0.04)
Weighted average number of Class B common shares outstanding
Basic and diluted	12		7,405,956		7,405,956		7,405,956		7,405,956
Net income in $ per Class B common share
Basic and diluted	12	$	nil	$	nil	$	nil	$	nil

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
		2011	2010	2011	2010
	Note
Cash Flows from Operating Activities
Net loss		$(11,693)	$(4,954)	$(854)	$(1,672)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities
Depreciation	4	9,989	9,984	19,938	19,855
Impairment charge	5	13,645	—	13,645	—
Amortization of deferred financing costs		262	225	531	451
Change in fair value of certain derivative instruments	10	3,802	12,454	(1,160)	17,333
Amortization of intangible liability		(530)	(529)	(1,059)	(1,059)
Settlements of hedges which do not qualify for hedge accounting	10	4,869	3,935	9,652	8,330
Share based compensation	11	175	315	311	626
(Increase) decrease in accounts receivable and other assets		(25)	655	(340)	460
(Decrease) increase in accounts payable and other liabilities		(1,302)	3,643	(1,840)	870
Unrealized foreign exchange loss (gain)		2	(41)	11	(2)

Net Cash Provided by Operating Activities		19,194	25,687	38,835	45,192

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	10	(4,869)	(3,935)	(9,652)	(8,330)
Cash paid to acquire intangible assets		(66)	—	(92)	—
Cash paid for purchases of vessels, vessel prepayments and vessel deposits		—	(820)	—	(1,128)
Costs relating to drydockings		(487)	—	(1,324)	(164)

Net Cash Used in Investing Activities		(5,422)	(4,755)	(11,068)	(9,622)

Cash Flows from Financing Activities
Repayment of debt		(10,000)	(30,959)	(23,816)	(35,051)

Net Cash Used in Financing Activities		(10,000)	(30,959)	(23,816)	(35,051)

Net Increase (Decrease) in Cash and Cash Equivalents		3,772	(10,027)	3,951	519
Cash and Cash Equivalents at start of Period		28,539	41,356	28,360	30,810

Cash and Cash Equivalents at end of Period		$32,311	$31,329	$32,311	$31,329

Supplemental information
Non cash investing and financing activities
Total interest paid		$6,492	$4,776	$11,866	$10,568
Income tax paid		$61	$14	$87	$14

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Additional Paid in Capital	Accumulated Deficit	Stockholders’ Equity
Balance at December 31, 2009	54,086,150	$541	$350,319	$(23,305)	$327,555
Restricted Stock Units (note 11)	—	—	980	—	980
Class A Shares issued (note 9)	450,273	4	(4)	—	—
Net loss for the period	—	—	—	(3,971)	(3,971)

Balance at December 31, 2010	54,536,423	$545	$351,295	$(27,276)	$324,564
Restricted Stock Units (note 11)	—	—	311	—	311
Class A Shares issued (note 9)	58,511	1	(1)	—	—
Net loss for the period	—	—	—	(854)	(854)

Balance at June 30, 2011	54,594,934	$546	$351,605	$(28,130)	$324,021

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a) Nature of Operations

The Company owns and charters out containerships under long term time charters. All vessels in operation are time chartered to CMA CGM S.A. (“CMA CGM”) for remaining terms as at June 30, 2011 ranging from 1.50 to 14.50 years (see note 7). The following table provides information about the 17 vessels chartered to CMA CGM and which are reflected in these interim unaudited consolidated financial statements.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charter Remaining Duration (years) (2)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	1.50	$28.500
Ville d’Aquarius	4,113	1996	December 2007	1.50	$28.500
CMA CGM Matisse	2,262	1999	December 2007	5.50	$18.465
CMA CGM Utrillo	2,262	1999	December 2007	5.50	$18.465
Delmas Keta	2,207	2003	December 2007	6.50	$18.465
Julie Delmas	2,207	2002	December 2007	6.50	$18.465
Kumasi	2,207	2002	December 2007	6.50	$18.465
Marie Delmas	2,207	2002	December 2007	6.50	$18.465
CMA CGM La Tour	2,272	2001	December 2007	5.50	$18.465
CMA CGM Manet	2,272	2001	December 2007	5.50	$18.465
CMA CGM Alcazar	5,089	2007	January 2008	9.50	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	9.50	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	14.50	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	11.50	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	11.50	$25.350
CMA CGM America	4,045	2006	December 2008	11.50	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	10.25	$34.000

(1)	Twenty-foot Equivalent Units.
(2)	As at June 30, 2011

(b) Basis of Preparation

CMA CGM, the Company’s sole source of operating revenue, announced in September 2009 that it and its lenders were exploring a potential financial restructuring to address its short and medium term financing requirements and that it was seeking to reduce and in some cases cancel certain vessel deliveries.

On January 28, 2011 CMA CGM further announced that, in accordance with agreements signed on November 25, 2010 between it and Yildirim Group of Turkey, it had issued $500,000 in Redeemable Bonds, all of which were subscribed by the Yildirim Group. CMA CGM reported that this investment enabled it to sustainably strengthen its balance sheet and secure its investment plan, while providing additional funds to support expansion. Further, in April 2011 CMA CGM placed $475,000 of dollar-denominated senior notes that mature in 2017 with a coupon of 8.500%, and €325,000 of 8.875% euro-denominated senior notes that mature in 2019. The Company has not been involved in any of these matters.

CMA CGM has represented to the Company that with the recent bond issue, it has substantially completed its financial restructuring and consequently these financial statements have been prepared on a going concern basis.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b) Basis of Preparation (continued)

The Company has experienced continued delays in receiving charterhire from CMA CGM, where between one and three instalments have been outstanding during 2011. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month.

As at June 30, 2011, one period of charterhire, due on June 16, 2011, was outstanding amounting to $6,442. This was received in July 2011. As at close of business on August 12, 2011, the latest practicable date prior to the issuance of these interim unaudited consolidated financial statements, there was no charterhire outstanding.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2010 filed with the Securities and Exchange Commission on May 19, 2011 in the Company’s Annual Report on Form 20-F.

Recently issued accounting standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting pronouncement, that amended fair value measurement and disclosure requirements (Topic 820). This amendment does not affect valuation practices used by the Company. The amendment is effective for interim and annual periods beginning after December 15, 2011. The adoption of this pronouncement is not expected to have an effect on the interim unaudited consolidated financial statements of the Company other than minor disclosure amendments.

In June 2011, FASB issued an amendment on the presentation and disclosure of comprehensive income (Topic 220). An entity will have the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. The pronouncement eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendment is effective for annual periods, and interim periods beginning after December 15, 2011. The adoption of this pronouncement is not expected to have an effect on the interim unaudited consolidated financial statements of the Company.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	June 30, 2011	December 31, 2010
Cost	$1,009,066	$1,008,330
Accumulated depreciation	(104,284)	(85,832)
Drydock expenditure – in progress	1,192	—

Net Book Value	$905,974	$922,498

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

5.	Intangible Assets

	June 30, 2011	December 31, 2010
Vessel purchase options	13,645	13,645
Impairment of vessel purchase options	(13,645)	—
Software development	97	26

Closing balance	$97	$13,671

Vessel Purchase Options

On November 8, 2010, the Company signed agreements with the sellers of two 4,250 TEU newbuildings to (i) terminate the Company’s obligations under contracts entered into in September 2008 to purchase the vessels on their delivery to the sellers by the builder, which was anticipated to be at the end of 2010 and (ii) grant the Company options to purchase the vessels one year later. Intangible assets relating to these purchase options were recognised at the fair value of the purchase options on the date of the agreement.

The purchase options are to be declared by September 16, 2011 for one vessel and October 4, 2011 for the other, with the purchases to be completed approximately 90 days later. The Company does not have committed financing in place to be able to purchase the vessels. Whilst the Company continues to discuss the financing of these vessels with various providers of capital, due to the downturn in the US capital markets generally and softness in the container sector in particular, obtaining finance on acceptable terms may not be possible before the options expire. As the Company will not declare the options unless it has sufficient committed finance, the intangible assets relating to these purchase options have been fully impaired. The underlying agreements providing the purchase options are not affected (see note 8).

6.	Long-Term Debt

In December 2007 the Company entered into an $800,000 senior secured credit facility with ABN AMRO Bank N.V. (formerly Fortis Bank Nederland N.V.), Citigroup Global Markets Limited (formerly Citibank), HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, KFW Ipex Bank GmbH and DnB NOR Bank ASA. Subsequently, Bank of Scotland plc joined the syndicate.

On August 20, 2009, the Company amended the terms of the credit facility. Under the revised terms, the loan to value covenant (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels) was waived up to and including November 30, 2010 with the next loan to value test being scheduled for April 30, 2011 and all undrawn commitments were cancelled.

Amounts borrowed under the amended credit facility during the waiver period bore interest at U.S. dollar Libor plus a margin of 3.50%. Thereafter, the margin will be between 2.50% and 3.50% depending on the loan to value, to be determined at the end of April, May, August and November each year with updated valuations to be obtained for the tests at the end of April and November.

Commencing June 30, 2010 the balance of borrowings under the credit facility was repaid quarterly in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. On this basis, repayments of the credit facility were made in the year ended December 31, 2010 amounting to $51,330. A further repayment of $13,816 was made on March 31, 2011.

At April 30, 2011 loan to value was less than 75% and greater than 65%. Under the terms of the credit facility, when loan to value is less than 75% and greater than 65% (i) interest margin paid on borrowings is 3.00% (ii) prepayments of borrowings are fixed at $10,000 per quarter and (iii) the Company is able to make dividend payments to common shareholders. On this basis, a further repayment of $10,000 was made on June 30, 2011.

The final maturity date of the credit facility is August 14, 2016 at which point any remaining outstanding balance must be repaid.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Long-Term Debt (continued)

The credit facility is secured by, inter alia, first priority mortgages on each of the Company’s 17 vessels, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants in the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

Long-term debt is summarized as follows:

	June 30, 2011	December 31, 2010
Credit facility, at Libor USD + 3.00% to 3.50%	$508,953	$532,769
Less current instalments of long-term debt	(40,000)	(44,500)

	$468,953	$488,269

Based on loan to value being less than 75%, the estimated repayments in each of the relevant periods are as follows:

Year ending June 30,
2012	$40,000
2013	40,000
2014	40,000
2015	40,000
2016	40,000
2017	308,953

$508,953

7.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in Note 1, the parent company of Global Ship Lease, Inc. and at June 30, 2011 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	June 30, 2011	December 31, 2010
Current account (below)	$3,845	$1,946

Amounts due to CMA CGM companies presented within liabilities	$3,845	$1,946

Current account (below)	$7,555	$7,341

Amounts due from CMA CGM companies presented within assets	$7,555	$7,341

CMA CGM charters all of the Company’s operating vessels and one of its subsidiaries provides the Company with ship management services. The current account balances at June 30, 2011 and December 31, 2010 relate to amounts payable to or recoverable from CMA CGM group companies.

CMA CGM holds all of the Series A preferred shares of the Company. During the three months to June 30, 2011, the Company paid CMA CGM dividends of $277 (2010: $286) and during the six months to June 30, 2011, the Company paid CMA CGM dividends of $553 (2010: $557).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.	Related Party Transactions (continued)

Time Charter Agreements

All of the Company’s vessels are time chartered to CMA CGM. Under each of the time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at June 30, 2011 of between 1.50 and 14.50 years. All the $1,282,120 future charter hire receivable for the fleet set out in note 8 relates to the 17 ships currently chartered to CMA CGM.

Ship Management Agreements

The Company outsources day to day technical management of its 17 vessels in operation to a ship manager, CMA Ships Ltd, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships Ltd an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap, depending on the vessel, of between $5.4 and $8.8 per day per vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the three months and six months ended June 30, 2011 amounted to $484 (2010: $484) and $969 (2010: $969) respectively.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

8.	Commitments and Contingencies

Vessel Purchase Options

On November 8, 2010 the Company acquired purchase options giving it the right, but not the obligation, to purchase two vessels from German interests, on the first anniversary of their delivery by the builders to the sellers, for a payment of $61,250 per vessel. The purchase options are to be exercised no later than September 16, 2011 for one vessel and October 4, 2011 for the other, being 270 days after the respective delivery dates of the vessels to the seller by the builder. If the Company does not exercise a purchase option, the Company has no further liability. The vessels are on charter to ZIM and, subject to charterers consent to change of ownership of the vessels (not to be unreasonably withheld), will be for a remaining period of six years which could be extended by up to a further year at ZIM’s option.

Charter Hire Receivable

The Company has entered into long term time charters for its vessels in operation at June 30, 2011. The charter hire is fixed for the duration of the charter. The charters for the vessels in operation were originally for periods of between five and 17 years and the maximum future annual charter hire receivable for the fleet of 17 vessels as at June 30, 2011 is as follows:

Fleet operated as at June 30, 2011
Year ending June 30,
2012	$157,186
2013	145,756
2014	135,952
2015	135,952
2016	136,324
Thereafter	570,950

$1,282,120

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share Capital

At June 30, 2011 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until at least the third quarter of 2011. Class B common shares will convert to Class A common shares on a one-for-one basis after the expiration of the subordination period and provided certain financial conditions are met.

Restricted stock units are granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 11).

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing on August 31, 2016. They are classified as a long-term liability. The dividend that preferred shares holders are entitled to be paid is presented as part of interest expense.

In addition to the outstanding Class A and B common shares and the Series A Preferred shares, there were 39,531,348 Public Warrants which gave the holder the right to purchase one Class A common share at a price of $6, and which expired on August 24, 2010. There were 5,500,000 Sponsor Warrants which had similar terms to the Public Warrants except that the exercise had to be on a cashless basis, and these also expired on August 24, 2010. Further, there are 6,188,088 Class A Warrants outstanding which expire on September 1, 2013 and give the holders the right to purchase one Class A common share at a price of $9.25.

As at June 30, 2011, total proceeds received in 2008 from the exercise of Public Warrants prior to the warrant expiry on 24 August 2010, were $3,027 (December 31, 2010: $3,027). Such funds are to be used to redeem the Series A preferred shares, with a minimum redemption amount of $5,000. As this threshold has not been reached, none of the preferred shares have been redeemed and the funds remain classified as restricted cash in the balance sheet.

10.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company enters into interest rate swap agreements to manage the exposure to interest rate variability. As of June 30, 2011 a total of $580,000 of debt has been swapped into fixed rate debt at a weighted average rate of 3.59%. None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the consolidated statement of cash flows.

Realized gains or losses from interest rate derivatives are recognized in the statement of income together with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized loss on interest rate derivatives for the three months ended June 30, 2011 was $3,802 (2010: $12,454 loss). The unrealized gain on interest rate derivatives for the six months ended June 30, 2011 was $1,160 (2010: $17,333 loss).

Derivative instruments held by the Company are categorized as level 2 in the fair value hierarchy. As at June 30, 2011, these derivatives represented a liability of $43,275 (December 31, 2010: $44,435).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

11.	Share-Based Compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Units
	Management	Directors	Weighted Average Fair Value on Grant date	Actual Fair Value on Vesting date
Un-Vested as at January 1, 2010	560,000	150,273	$4.21	n/a
Vested in January 2010	—	(150,273)	1.83	1.46
Granted on March 1, 2010	—	58,511	1.88	n/a
Vested in September 2010	(210,000)	—	4.93	2.67
Vested in October 2010	(90,000)	—	4.93	2.65

Un-Vested as at December 31, 2010	260,000	58,511	$4.23	n/a
Vested in January 2011	—	(58,511)	1.88	5.04
Granted on March 17, 2011	15,000	17,886	6.15	n/a

Un-Vested as at June 30, 2011	275,000	17,886	$4.91	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation costs in the consolidated statement of income over the vesting period. During the three months and six months ended June 30, 2011, the Company recognized a total of $175 (2010: $315) and $311 (2010: $626) share based compensation costs respectively. As at June 30, 2011, there was a total of $147 unrecognized compensation costs relating to the above share based awards (December 31, 2010: $255). The remaining costs are expected to be recognized over a period of six months.

The restricted stock units granted to management on August 14, 2008 were to vest over a period of three years; one third on the first anniversary of the merger, one third on the second anniversary and one third on the third anniversary. The vesting date of the first and second tranches was amended and a total of 260,000 vested in September and October 2009 and a further 260,000 vested in September and October 2010. The vesting date of the third tranche has been amended and these will vest in September and October 2011.

The restricted stock units granted to management on November 12, 2008 were to vest over a period of two years; half on the first anniversary of the merger and half on the second anniversary. The vesting date of the first and second tranches was amended and a total of 40,000 vested in September and October 2009 and the remaining 40,000 vested in September and October 2010.

The restricted stock units granted to management on March 17, 2011 will vest in September and October 2011.

The restricted stock units granted to Directors on May 18, 2009 and March 1, 2010 vested in January 2010 and January 2011 respectively.

The restricted stock units granted to Directors on March 17, 2011 will vest in January 2012.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

12.	Earnings per Share

Basic earnings per common share presented under the two-class method is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method applied by the Company, net income is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the three months and six months ended June 30, 2011, no dividend was declared (2010: nil dividends). Until at least the third quarter 2011, Class B dividend rights are subordinated to those of holders of Class A common shares. Net income for the period was allocated based on the contractual rights of each class of security and there was insufficient net income to allow any dividend on the Class B common shares and accordingly no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, any losses would only be allocated to the Class A common shareholders.

On August 24, 2010 39,531,348 Public Warrants exercisable at $6.00 to purchase Class A common shares and 5,500,000 Sponsor Warrants, exercisable on a cashless basis at $6.00, expired. At June 30, 2011, there were 6,188,088 Class A Warrants to purchase Class A common shares at an exercise price of $9.25 outstanding which are due to expire on September 1, 2013. In addition, there were 292,886 restricted stock units granted and unvested as part of management’s equity incentive plan and as part of the Directors’ compensation for 2011. As of June 30, 2011 only Class A and B common shares are participating securities.

For the three and six months ended June 30, 2011 and the three and six months ended June 30, 2010, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units and the outstanding warrants as these would have an antidilutive effect.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

12.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Class A common shares
Weighted average number of common shares outstanding (B)	47,188,978	46,830,467	47,187,685	46,830,467
Dilutive effect of share-based awards	—	—	—	—

Common shares and common share equivalents (F)	47,188,978	46,830,467	47,187,685	46,830,467

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net loss available to shareholders	(11,693)	(4,954)	(854)	(1,672)

Available to:
- Class A shareholders for period	(11,693)	(4,954)	(854)	(1,672)
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—

Net loss available for Class A (A)	(11,693)	(4,954)	(854)	(1,672)
Net income available for Class B (C)	—	—	—	—

Basic Earnings per share:
Class A (A/B)	$(0.25)	$(0.11)	$(0.02)	$(0.04)
Class B (C/D)	—	—	—	—
Diluted Earnings per Share
Net loss available to shareholders	(11,693)	(4,954)	(854)	(1,672)

Available to:
- Class A shareholders for period	(11,693)	(4,954)	(854)	(1,672)
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—

Net loss available for Class A (E)	(11,693)	(4,954)	(854)	(1,672)
Net income available for Class B (G)	—	—	—	—

Diluted Earnings per share:
Class A (E/F)	$(0.25)	$(0.11)	$(0.02)	$(0.04)
Class B (G/H)	—	—	—	—

13.	Subsequent Events

There are no subsequent events other than those disclosed elsewhere in these financial statements.